BTQ TECHNOLOGIES CORP.

ANNOUNCES

FILING TIMELINE FOR 2023 ANNUAL FILINGS

Vancouver, British Columbia, March 18, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF) announces that it will delay the filing of its annual consolidated financial statements for the year ended December 31, 2023 (the "Financial Statements") and the related management's discussion and analysis and certifications (collectively, with the Financial Statements, the "Annual Filings"). Filing is required within 90 days of the financial year-end being April 1, 2024, under applicable Canadian securities laws. As further described below, the Company expects to file the Annual Filings on or before May 1, 2024.

On February 17, 2023, the Company closed its acquisition of BTQ AG (the "Transaction"), which was accounted for as a reverse acquisition transaction. The Financial Statements will include the accounts of the Company since the date of the closing of the Transaction and historical accounts of the business of BTQ AG prior to such date. The default is primarily due to delays relating to the restatement of the comparative period in the Financial Statements, comprised of BTQ AG's financial statements for the period ended December 31, 2022, which were audited by another auditor. The restatement items in the comparative period are expected to include expense cut-off errors and improperly capitalized intangible assets. In addition, there may be other items that may be impacted by the restated comparative period and all such adjustments are subject to change until the Annual Filings are approved by the Company's Audit Committee and Board of Directors and filed on SEDAR+. Management is working diligently with its auditor to complete the audit of the Financial Statements. The effect of the restated comparative period does not impact the Company's ongoing operations or cash position.

As a result of the delays, the Company has applied for a management cease trade order (an "MCTO") under National Policy 12-203 Management Cease Trade Orders ("NP 12-203") in respect of the default, which is subject to approval by the British Columbia Securities Commission, as principal regulator of the Company. If granted, the MCTO would not in any way impact the ability of shareholders and investors to engage in the trading of BTQ's common shares.

Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in NP 12-203. The guidelines, among other things, require the Company to issue bi-weekly default status reports, in the form of news releases, for so long as the Annual Filings have not been filed.

The Company confirms that, other than as disclosed in prior press releases and material change reports, there have been no material business developments since the filing on November 14, 2023 of the Company's latest interim financial reports for the period ended September 30, 2023.

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements regarding the timing, review, completion and filing of the Annual Filings, and duration of the MCTO; business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the Company may not complete its audit and file the Annual Filings as currently anticipated, or at all; the Company will be subject to a general cease trade order in the event that the Annual Filings are not completed and filed; and other related risks as more fully set out in the documents disclosed under the Company's filings at www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.